Exhibit 99.1

Supplementary Note

Item 18

Reconciliation to United States Generally Accepted Accounting Principles

June 30, 2008

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation (“the Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those generally accepted accounting principles in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).  The Company has previously prepared a reconciliation of the significant measurement differences between Canadian GAAP and U.S. GAAP in accordance with Item 17 of Form 20-F, which is included in the Company’s 2007 Annual Report on Form 40-F/A for the years ended December 31, 2007, 2006 and 2005 filed on September 2, 2008 and in the interim consolidated financial statements for the six months ended June 30, 2007 in its 6-K filed August 14, 2007.  The Company has not provided a reconciliation for the six month period ended June 30, 2008. For purposes of a Registration Statement on Form F-10, the Company, in addition to providing the reconciliation for the six month period ended June 30, 2008 is also required to reconcile additional significant disclosure differences in accordance with Item 18 of Form 20-F.

The significant measurement and disclosure differences between Canadian GAAP and U.S. GAAP for the six month period ended June 30, 2008 are as follows:

Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States except for the following:

(a)                Employee and Director Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant.  The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation.  Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For U.S. GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)               Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)                Equity Investment

For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into U.S. dollars.

Under U.S. GAAP, the Company has to include dilution gains (losses) in capital because the investee is in the exploration stage. Under Canadian GAAP the dilution gains are included in net income (loss).

(d)               Financial instruments and other comprehensive income

Effective January 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have not been restated. The adoption of these standards in Canada eliminated previous U.S. GAAP reconciliations with respect to the recognition and measurement of financial instruments.

(e)                Recently issued United States Accounting Standards

In May 2008, the Financial Accounting Standards Boards (“FASB”) issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  This statement identifies the sources of accounting principles and the framework selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States.  This statement will be effective 60 days following the SEC’s approval of the PCAOB amendment to AU section 411 “the meaning of Present Fairly in Conformity with GAAP”.  The Company does not expect the adoption of SFAS No. 162 to have a material impact on its financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment to Statement No. 133”.  This statement changes the disclosure requirements for derivatives and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedge items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged.  This statement encourages but does not require comparative disclosures for earlier periods at initial adoption.  The Company does not expect the adoption of SFAS 161 to have a material impact on its financial condition or its results of operations.

(f)                  Correction of Error

Under U.S. GAAP, the Company has the choice to include dilution gains (losses) in either net income (loss) or in capital.  In previous years, the Company elected to record dilution gains in the income statement.  Per SAB Topic 5-H (SEC 4940) because the investee is in the exploration stage, the dilution gains must be included in capital.  The Company is therefore amending the treatment of the dilution gains to conform with SAB Topic 5-H (SEC 4940).

The effect of the correction of the error is as follows:

	Three months ended June 30, 2007	Six months ended June 30, 2007

Increase in net loss	$(787)	$(1,282,096)
Increase in total comprehensive loss	$(787)	$(1,163,052)
Increase in loss per share (basic and diluted)	$(0.00)	$(0.03)

(g)               Loss of Significant Influence

Under Canadian GAAP, if an investor holds less than 20% of the voting interest in an investee, it is presumed that the investor does not have the ability to exercise significant influence, unless such influence is clearly demonstrated.  Subsequent to the dilution of the Company’s investment in BRC DiamondCore Ltd. from 27.43% to 14.55%, under Canadian GAAP continued influence could not be clearly demonstrated.  Under U.S. GAAP, the SEC staff position does not begin with the presumption that the investor does not have the ability to exercise significant influence and requires all forms of investment to be evaluated in the determination of the degree of influence.  In particular, the SEC would consider the guarantee provided to an investee in the early stages of operations to be an indication of the investor effectively funding the investee’s losses.  Therefore, under U.S. GAAP, taking into consideration SEC staff positions, it was concluded that the Company had not lost significant influence and would continue to account for the investment using the equity method.  This investment has been accounted for as an available-for-sale investment under Canadian GAAP subsequent to the loss of significant influence.

The impact of the foregoing on the financial statements is as follows:

Statement of Operations

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
		(restated)		(restated)
Income (loss) per Canadian GAAP	$(9,555,016)	$(93,980)	$49,750	$(1,149,334)
Equity loss adjustment	(380,382)	(362,424)	(3,093,214)	(491,648)
Deferred exploration	(13,753,050)	(7,971,450)	(21,857,921)	(13,413,892)
Impairment adjustment	4,916,043	—	4,916,043	—
Dilution gain adjustment (f)	—	(787)	(11,363,090)	(1,282,096)
Loss per U.S. GAAP	(18,772,405)	(8,428,641)	(31,348,432)	(16,336,970)
Other comprehensive gain(loss) – Cumulative translation adjustment	(549,160)	5,821	(559,076)	106,142
Other comprehensive gain(loss) – Adjustment for shares available-for-sale	—	65,887	—	28,237

Total comprehensive loss	$(19,321,565)	$(8,356,933)	$(31,907,508)	$(16,202,591)

Loss per share (basic and diluted)	$(0.47)	$(0.21)	$(0.78)	$(0.41)

Balance Sheet

	June 30, 2008	December 31, 2007
		(restated)
Total assets per Canadian GAAP	$106,010,713	$100,856,360
Equity investment	—	(3,504,220)
Deferred exploration	(85,945,265)	(64,087,344)

Total assets per U.S. GAAP	$20,065,448	$33,264,796

Total liabilities per Canadian GAAP	$5,659,938	$3,597,956
Equity investment	—	422,182

Total liabilities per U.S. GAAP	$5,659,938	$4,020,138

Shareholders’ equity per Canadian GAAP	$100,350,775	$97,258,404
Equity investment adjustments	—	(3,926,402)
Deferred exploration	(85,945,265)	(64,087,344)

Total shareholders’ equity per U.S. GAAP	$14,405,510	$29,244,658

Total liabilities and shareholders’ equity per U.S. GAAP	$20,065,448	$33,264,796

Cash Flow

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Cash flow used in
Operating activities per Canadian GAAP	$(1,362,647)	$(878,194)	$(1,292,737)	$(3,710,665)
Deferred exploration	(13,753,050)	(6,941,474)	(21,857,921)	(11,310,230)
Operating activities per U.S. GAAP	(15,115,697)	(7,819,668)	(23,150,658)	(15,020,895)

Investing activities per Canadian GAAP	(2,054,706)	(2,044,165)	(763,180)	(4,608,190)
Deferred exploration	13,753,050	6,941,474	21,857,921	11,310,230
Investing activities per U.S. GAAP	11,698,344	4,897,309	21,094,741	6,702,040

Financing activities per U.S. GAAP	1,659,040	—	2,903,846	4,169,876

Effect of foreign exchange on cash	(121,250)	2,915,882	(262,330)	3,113,809

Net increase (decrease) in cash during the period	(1,879,563)	(6,477)	585,599	(1,035,170)

Cash, beginning of the period	4,632,175	4,934,300	2,167,013	5,962,993

Cash, end of the period	$2,752,612	$4,927,823	$2,752,612	$4,927,823

h)    Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP

For the period from inception to June 30, 2008

Exploration expenses	$(111,817,901)
General and administrative expenses	(37,752,736)
Interest income	5,727,409
Other	(12,508,124)
Net loss from inception to June 30, 2008, being the deficit accumulated during the exploration stage	$(156,351,352)

Consolidated summarized statement of cash flows – U.S. GAAP

For the period from inception to June 30, 2008

Cash flows used in operating activities	$(141,625,910)
Cash flows used in investing activities	18,880,575
Cash flows provided by financing activities	118,694,637
Effect of exchange rates on cash	6,803,310
Cumulative increase in cash from inception being Cash, June 30, 2008	$2,752,612